

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

December 22, 2008

via U.S. Mail

Kenneth V. Huseman, President
Basic Energy Services, Inc.
500 W. Illinois, Suite 100
Midland, Texas 79701

>   **Re: Basic Energy Services, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 27, 2008**
>   **Supplemental Response Dated November 24, 2008**
>   **File No. 333-154760**

Dear Mr. Huseman:

        We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 2, including your response that each of the subsidiary guarantors listed as a co-registrant in the registration statement is your direct or indirect wholly-owned subsidiary. However, you disclose in Exhibit 21.1 to your annual report on Form 10-K for the fiscal year ended

December 31, 2007 that your "effective ownership" of Basic Energy Services L.P. is only 0.01%. Please advise.

2.   In addition, we note your response that the guarantees being registered are full and unconditional guarantees of the payment obligations of your nonconvertible securities. Please specifically confirm whether such guarantees are "full and unconditional" guarantees as defined in Rule 3-10 of Regulation S-X.

Opinion of Counsel

3.   In the new opinion that you file to give effect to prior staff comments, ensure that counsel addresses the matter that was the subject of prior comment 9. The opinion will need to make clear that the issuer has represented that, once there are authorizations by the guarantors, it will obtain and file all necessary opinions, including those that pertain to the laws of the jurisdiction of incorporation or organization of each of the subsidiary guarantors.

***

Closing Comments

       As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this

Kenneth V. Huseman
Basic Energy Services, Inc.
December 22, 2008
Page 3

request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

David C. Buck, Esq.
(713) 238-7126